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08027983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upromise Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
95 Wells Avenue
(No. and Street)

Newton MA 02459
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick W. McKeon (617) 454-6537
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street Boston MA 02110
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/25

OATH OR AFFIRMATION

I, Patrick W. McKeon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upromise Investments, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick W. McKeon
Signature

Senior Vice President, CFO
Title

Subscribed to and sworn before me
this 28th day of February, 2008.

Robert B. Percival, II, Notary Public
My commission expires Nov. 7, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Upromise Investments, Inc.

(An indirect wholly owned subsidiary of SLM Corporation)

Financial Statements and Supplementary Schedules Pursuant to Securities and Exchange Commission Rule 17a-5 as of December 31, 2007 and For the Year then Ended

Upromise Investments, Inc.
Financial Statements and Supplementary Schedules
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Shareholder of Upromise Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Upromise Investments, Inc. (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 3 to the financial statements, Upromise Investments, Inc. has extensive transactions with affiliated companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2008

Upromise Investments, Inc.
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$15,894,078
Cash segregated under federal and other regulations	52,861
Accounts receivable	1,842,592
Prepaid expenses	390,229
Securities owned, at fair value (cost $3,300)	14,847
Intangible asset, net	153,455
Deferred tax asset	94,720
Total assets	$18,442,782
Liabilities and Stockholder's Equity	
Due to related party	$ 2,306,322
Accrued expenses	223,187
Taxes payable to parent	3,805,521
Total liabilities	6,335,030
Commitments and contingencies (Note 7)	
Common stock, $.01 par; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	844,396
Retained earnings	11,263,355
Total stockholder's equity	12,107,752
Total liabilities and stockholder's equity	$18,442,782

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
Statement of Operations
Year Ended December 31, 2007

Revenues	
Service fees	$ 16,056,255
Total revenues	16,056,255
Expenses	
Compensation and benefits	4,030,582
General and administrative	3,376,611
Total expenses	7,407,193
Net income before provision for income taxes	8,649,062
Provision for income taxes (Note 5)	(3,487,841)
Net income	$ 5,161,221

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance at December 31, 2006	100	$ 1	$ 844,396	$ 6,102,134	$ 6,946,531
Net income	-	-	-	5,161,221	5,161,221
Balance at December 31, 2007	100	$ 1	$ 844,396	$11,263,355	$12,107,752

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
Statement of Cash Flows
Year Ended December 31, 2007

Operating activities	
Net income	$ 5,161,221
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in unrealized (gain) on securities	(5,610)
(Increase) in deferred tax asset	(94,720)
(Increase) in cash segregated under federal and other regulations	(1,360)
(Increase) in accounts receivable	(139,441)
Decrease in prepaid expenses	496,366
Increase in due to related party	262,895
Increase in accrued expenses	223,187
Increase in taxes payable to parent	2,434,351
Total adjustments	3,175,668
Net cash provided by operating activities	8,336,889
Net increase in cash	8,336,889
Cash, beginning of year	7,557,189
Cash, end of year	$ 15,894,078
Cash disbursements made for:	
Income taxes paid	$ 1,148,028

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Upromise Investments, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Upromise, Inc. (the "Parent"), which is a wholly-owned subsidiary of SLM Corporation ("SLM"). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board.

The Parent was purchased by SLM Corporation on August 22, 2006. The purchase accounting has not been pushed down for purposes of stand alone financial statement presentation.

The Company has agreements, to serve as transfer and servicing agent and program manager, with various college savings programs ("529 Plans"). As permitted under these contracts, the Company has executed investment management agreements with Upromise Investment Advisors, LLC ("UIA") under which UIA will provide the advisory, transfer and servicing agent functions for these 529 Plans.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its financial statements on the accrual basis of accounting. The financial statements have been presented in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

Cash and Supplemental Statement of Cash Flows Data
Cash includes bank deposits. During the year ended December 31, 2007, the Company paid $1,148,028 for income taxes.

Cash Segregated Under Federal and Other Regulations
The Company maintains a separate account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3, as determined by periodic computations. Rule 15c3-3 allows the Company to maintain the required amounts in cash or qualified securities.

Securities Owned, at fair value
Securities owned by the Company consist solely of an investment in the NASDAQ Stock Market, Inc. This security is not readily marketable. Management has determined that the security's fair value at December 31, 2007 was $14,847.

Revenue Recognition
Service fees include the distribution fee component of the program management fees earned under the 529 Plan agreements. The distribution fee component of the program management fee is

calculated daily, and paid monthly, based upon the net assets of the investment options within the 529 Plans.

Income Taxes
The Company is included in the consolidated income tax returns filed by SLM Corporation. The Company provides for current and deferred income taxes as if it were a separate taxpayer. Deferred income taxes are recognized for the future tax consequences of tax differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current and deferred tax liabilities are recorded as receivable from or payable to the Parent. To the extent that the Company does not pay any resulting tax provision to the Parent or receive any resulting tax benefit from the Parent, such provision/benefit will be deemed a contribution/distribution and be recorded as Additional paid-in capital.

Accounting for Uncertainty in Income Taxes
In July 2006, the Financial Accounting Standards Board issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN No. 48") which amends Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company adopted the provisions on January 1, 2007. This interpretation:

- Changes historical methods of recording the impact to the financial statements of uncertain tax positions from a model based upon probable liabilities to be owed, to a model based upon the tax benefit most likely to be sustained.

- Prescribes a threshold for the financial statement recognition of tax positions taken or expected to be taken in a tax return, based upon whether it is more likely than not that a tax position will be sustained upon examination.

- Provides rules on the measurement in the financial statements of tax positions that meet this recognition threshold, requiring that the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement to be recorded.

- Requires new disclosures regarding uncertain tax positions.

Accounting for Stock-Based Compensation
The Company's compensation cost in the year ended December 31, 2007 includes compensation cost for share-based payments, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R), "Share Based Payments".

Intangible Assets
Intangible assets relate to an acquired brokerage license, which is deemed to have an indefinite life and, therefore, amortization ceased January 1, 2002 in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. The Company reviews the asset for potential impairment each year and has concluded that there is no impairment as of December 31, 2007.

3. Related Party Transactions

The Company is a member of a group of affiliated companies and has transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among wholly unrelated parties.

The Company has an expense sharing agreement with the Parent whereby the Parent will provide for certain expenses that are shared with or administered on behalf of its affiliated companies. These expenses include payroll, payroll taxes, vacation pay, employee benefits, rent and facilities expenses and information systems. The Company records its portion of such expenses, pursuant to the allocation methodology in the expense sharing agreement, and periodically settles such amounts with the Parent and affiliated companies. These expenses totaled $4,755,254. At December 31, 2007, the Company owed the Parent and affiliated companies $2,143,275 which is included in due to related party in the accompanying balance sheet.

Trade accounts payable is paid by SLM and reimbursed by the Company on a routine basis. At December 31, 2007, the amount due to SLM totaled $163,047 and is included in due to related party in the accompanying balance sheet.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of debit balances arising from customer transactions. During 2007, there were no withdrawals of equity or dividends paid by the Company. At December 31, 2007, the Company had net capital of $9,611,909 which was $9,361,909 in excess of its required net capital of $250,000.

5. Income Taxes

Federal income taxes are calculated as if the Company filed a separate income tax return. The components of the provision for income taxes are as follows:

Current Provision	2007
Federal	$2,737,193
State	845,368
Total Current Provision	3,582,561
Deferred Provision	
Federal	(72,160)
State	(22,560)
Total Deferred Provision	(94,720)
Provision for Income Tax Expense	$3,487,841

The effective tax rate is 40.33% and does not contain any significant differences to the statutory rate. The Company has a current tax liability to its parent of $3,805,521. The deferred tax asset is primarily related to de minimis computer hardware and software costs and stock compensation differences.

The Company adopted the provisions of FIN No. 48 on January 1, 2007. The implementation had no impact on the Company's financial statements. There are no FIN No. 48 liabilities as of December 31, 2007.

6. Stock-Based Compensation Plan

SLM grants stock-based compensation to Company employees under the SLM Corporation Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, the maximum term for stock options is 10 years and the exercise price must be equal to or greater than the market price of SLM common stock on the date of grant. Stock options granted to officer and management employees of the Company vest upon SLM's common stock price reaching a closing price equal to or greater than 20 percent above the fair market value of the common stock on the date of grant for five days, but no earlier than 12 months from the grant date. In any event, all price vested options vest upon the eighth anniversary of their grant date. Options granted to rank-and-file Company employees are time-vested with the grants vesting one-half in 18 months from their grant date and the second one-half vesting 36 months from their grant date.

Stock-based compensation cost related to stock options recognized in the statement of income for the year ended December 31, 2007 was $157,354. The related income tax benefit for the year ended December 31, 2007 was $65,077. As of December 31, 2007, there was $48,223 of total unrecognized compensation cost related to stock options, which is expected to be recognized in 2008. Stock compensation expense is allocated to the Company pursuant to the expense sharing arrangement with the Parent.

The fair value of SLM's options granted to the Company's employees in the year ended December 31, 2007 was estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions.

	Year Ended December 31, 2007
Risk-free interest rate	4.88%
Expected volatility	21.12%
Expected dividend rate	2.20%
Expected life of the option	3 years

The expected life of the options is based on observed historical exercise patterns. Groups of employees that have received similar option grant terms were considered separately for valuation purposes. The expected volatility is based on implied volatility from publicly-traded options on SLM's stock at the date of grant and historical volatility of SLM's stock. The risk-free interest rate is based on the U.S. Treasury spot rate at the date of grant consistent with the expected term of the option. The dividend yield is based on the projected annual dividend payment per share based on the current dividend amount, divided by the stock price at the date of grant.

The following table summarizes stock option activity for the year ended December 31, 2007.

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006...	29,500	$46.72		
Granted...	72,900	45.41		
Exercised...	0	0.00		
Canceled...	(13,200)	45.77		
Outstanding at December 31, 2007...	89,200	$45.79	8.9 yrs	$ 0
Exercisable at December 31, 2007...	25,900	$46.72	8.6 yrs	$ 0

The weighted average fair value of options granted was $7.84 for the year ended December 31, 2007. The number of outstanding options shown in the table above consists of options awarded to the employees whose compensation is allocated to the Company pursuant to an expense sharing agreement with the Parent.

7. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Upromise Investments, Inc. that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

The Company, pursuant to certain of its program management contracts, has future cash commitment obligations for marketing and various administrative services to the respective states. The total commitments outstanding are $6,817,501. The following schedule summarizes the annual commitments through December 31, 2017.

2008	$	1,575,000
2009		1,560,000
2010		1,441,667
2011		1,441,667
2012 - 2017		799,167
Total	$	6,817,501

The total commitments shown represent the aggregate of the contractual obligations. The Company incurs 30% of the obligations.

8. Concentrations

The Company maintains its cash balances with a major national depository institution in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations.

The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such deposits.

The Company generates the majority of its revenues by providing services to various 529 Plans. Fees for such services are asset-based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets or legislative changes impacting the 529 college savings market, in general.

Upromise Investments, Inc.
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Total stockholder's equity	$ 12,107,752
Less - Nonallowable assets (see below)	2,480,996
Less - Haircuts on securities positions	14,847
Net capital	9,611,909
Less - Minimum net capital requirement (greater of $250,000 or 2% of aggregate debit items)	250,000
Net capital in excess of requirements	$ 9,361,909

Nonallowable assets

Description	
Accounts receivable	$ 1,842,592
Prepaid expenses	390,229
Deferred tax asset	94,720
Intangible asset, net	153,455
	$ 2,480,996

Reconciliation with Company's computation (included in Part II of Form X-17A-5 filed by the Company on January 24, 2008)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 9,880,847
Adjustment to increase stock option expense	(152,313)
Adjustment to increase deferred tax asset, net of income tax expense reductions	(37,074)
Other adjustments	(79,551)
Net capital per above	$ 9,611,909

Upromise Investments, Inc.
Schedule II - Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Total credit items	$ -

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between this computation of reserve requirements and the corresponding calculation prepared by the Company and included in the Company's unaudited Part II FOCUS report filed by the Company on January 24, 2008.

Upromise Investments, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ -
A. Number of items	-

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Shareholder of Upromise Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Upromise Investments, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder of Upromise Investments, Inc., management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008

END